Exhibit 99.2

TOWER ONE INTENDS TO APPLY FOR WARRANT PRICE REDUCTION

Vancouver, BC, Canada – December 28, 2017 – Tower One Wireless Corp (CSE: TO) (OTCQB: TOWTF) (Frankfurt: 1P3N) (“Tower One” or the “Company”) announced today that it intends to apply for a warrant price reduction with the Canadian Securities Exchange (the “CSE”).

Under a previous early warrant exercise program, the Company was successful in raising $1,132,340 pursuant to the early exercise of 3,744,466 Placement Warrants, inclusive of 585,117 agent’s warrants. As part of this previous early exercise warrant program, Tower One issued an additional 3,774,466 warrants (the “Bonus Warrants”) to those warrant holders that exercised their Placement Warrants. The Bonus Warrants are exercisable at a price of $.50 per shares until July 21, 2018.

Tower One proposes to conduct another early warrant exercise program pursuant to which it reduces the price of both the Placement Warrants, of which 11,740,446 remain, and the Bonus Warrants to $.25, and in consideration of their exercise by February 16, 2018 grants each warrant holder who has elected to exercise their warrants a bonus warrant (the “New Bonus Warrant”), with each New Bonus Warrant being exercisable into an additional common share of TO at a price of $.40 for a period of 6 months from date of issue.

The Company believes this will give warrant holders the right incentive to exercise their warrants (which in the case of the Placement Warrants will otherwise expire unexercised on January 12).

Further, subject to CSE approval of the warrant price reduction, Tower One wishes to engage Mackie Research Capital Corporation (“MRCC”) to provide services in connection with the incentive program, including the solicitation of the warrant holders to participate in the incentive program. In consideration of such services, the Company has agreed pay MRCC a fee of 8% of the amount of funds raised under the incentive program (other than from insiders) and to issue MRCC a new warrant equal to 8% of the New Bonus Warrants, entitling MRCC to acquire units of the Company at an exercise price of $.25 per unit, with each unit comprising one common share and one non- transferable share purchase warrant entitling MRCC to acquire an additional common share in the capital of the Company at a price of $.40 per share for 6 months from issuance.

There are no guarantees of CSE approval, and the Company will provide investors an update once it receives a decision from the CSE.

About Tower One Wireless Corp.
Tower One builds, owns, and leases a portfolio of wireless infrastructure assets to wireless carriers on long term contracts. Tower One is one of a few publicly traded small cap companies in the tower and wireless infrastructure industry. Tower One is operated by a team of telecom and finance professionals with a long history in the telecom and wireless infrastructure business. At

Management’s election 30 million shares issued to Tower One Management cannot be sold for three years. Tower One Wireless is currently focused on 4G & 5G LTE infrastructure expansion in Latin America.

The CSE has not reviewed, and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States. The securities described herein have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities law and may not be offered or sold in the “United States”, as such term is defined in Regulation S promulgated under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available.

Contact:

Robert ‘Nick’ Horsley, Director
nick@toweronewireless.com
(604) 559-8051

www.toweronewireless.com

FORWARD LOOKING STATEMENTS

Certain statements in this release are forward-looking statements, which include regulatory approvals and other matters. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such information can generally be identified by the use of forwarding looking wording such as “may”, “expect”, “estimate”, “anticipate”, “intend”, “believe” and “continue” or the negative thereof or similar variations. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, estimates, forecasts, projections and other forward looking statements will not occur. Forward-looking statement are necessarily based upon a number of factors that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements express or implied by such statements. These assumptions, risks and uncertainties include, among other things, the state of the economy in general and capital markets in particular, present and future business strategies, the environment in which the Company will operate in the future, and other factors, many of which are beyond the control of the Company. While such estimates and assumptions are considered reasonable by the management of the Company, they are inherently subject to significant business, economic, competitive and regulatory uncertainties and risks. There can be no assurance that the proposed Transaction will be completed or, if completed, will be successful.

Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, level of activity, performance or results to differ materially from those reflected in the forward-looking statements, including, without limitation: (i) that environmental laws and regulations may become more onerous; (ii) that the Company may not be able to raise additional funds when necessary; (iii) risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions with the business; (v) competition; (iv) the uncertainty of profitability based upon the Company’s history of losses; (xiii) risks related to environmental regulation and liability; (vi) risks associated with failure to maintain community acceptance, agreements and permissions (generally referred to as “social licence”); (vii) risks relating to obtaining and maintaining all necessary government permits, approvals and authorizations relating to the continued operation and development of the

Company’s projects; (viii) risks related to the outcome of legal actions; (ix) political and regulatory risks; (x) risks related to current global financial conditions; and (xi) other risks and uncertainties related to the Company’s prospects, assets and business strategy. Important factors that could cause actual results to differ materially from the Company’s expectations include, litigation, global economic climate, loss of key employees and consultants, additional funding requirements, changes in laws, competition, and failure of counterparties to perform their contractual obligations. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. Investors are cautioned that forward-looking statements are not guarantees of future performance or events and, accordingly are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty of such statements.